UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. N/A)*

AVIDITY BIOSCIENCES, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

05370A108

(CUSIP Number)

RTW Investments, LP

Attn: Roderick Wong

412 West 15th Street, Floor 9,

New York, New York 10011

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 11, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05370A108	SCHEDULE 13D

1	NAME OF REPORTING PERSONS RTW Investments, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,995,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,995,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,995,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.30%*
14	TYPE OF REPORTING PERSON (See Instructions) PN, IA, OO

CUSIP No. 05370A108	SCHEDULE 13D

1	NAME OF REPORTING PERSONS RTW Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) SC, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,451,305*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,451,305*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,451,305*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.93%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 05370A108	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Roderick Wong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,995,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,995,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,995,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.30%*
14	TYPE OF REPORTING PERSON (See Instructions) HC, IN

*	The above-referenced shares (the “Shares”) of Avidity Biosciences, Inc. (the “Issuer”) reported herein are held in the form of common stock (the “Common Stock”). The Shares are held by RTW Master Fund, Ltd. and one or more funds (together the “Funds”), managed by RTW Investments, LP (the “Adviser”). The Adviser, in its capacity as the investment manager of the Funds, has the power to vote and the power to direct the disposition of all such Shares held by the Funds. Accordingly, for the purposes of Reg. Section 240.13d-3, the Adviser may be deemed to beneficially own an aggregate of 3,995,000 Shares, or 11.30% of the Issuer’s 35,350,798 Shares deemed issued and outstanding as of June 12, 2020, as disclosed in the Issuer’s Prospectus, as filed with the Securities and Exchange Commission on June 12, 2020. Roderick Wong, M.D., is the Managing Partner and Chief Investment Officer of the Adviser. This report shall not be deemed an admission that the Adviser, the Funds or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the Reporting Persons herein disclaims beneficial ownership of the Shares reported herein except to the extent of the reporting person’s pecuniary interest therein.

SCHEDULE 13D

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock of the Issuer. The address and principal office of the Issuer is 10975 N. Torrey Pines Road, Suite 150, La Jolla, California 92037.

Item 2.	Identity and Background

(a) – (c) and (f)

Each of RTW Investments, LP, RTW Master Fund, Ltd. and Roderick Wong (together, the “Reporting Persons”) is filing this statement.

The address and principal office of RTW Investments, LP and Roderick Wong is 412 West 15th Street, Floor 9, New York, New York 10011. The address and principal office of RTW Master Fund, Ltd. is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9001 Cayman Islands

The principal business of RTW Investments, LP is serving as investment adviser to the Funds. Roderick Wong, M.D., is the Managing Partner and Chief Investment Officer of RTW Investments, LP. Dr. Wong is also serves on the Board of Directors of the Issuer.

The place of organization for RTW Investments, LP and RTW Master Fund, Ltd. is Delaware and the Cayman Islands respectively. Dr. Wong is a citizen of the United States of America.

(d) – (e)

During the past five years, no Reporting Person has: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

In November 2019, the Issuer entered into a Series C preferred stock purchase agreement (the “Private Placement”), pursuant to which the Issuer sold to investors in an initial closing and a subsequent closing in November 2019 and January 2020, respectively, in private placements, an aggregate of 25,345,793 shares of Series C convertible preferred stock. The per share purchase price was $4.2812. The shares of Series C Preferred Stock were convertible, at any time, at the holder’s election, at a ratio of one-for-2.1095 shares of the Issuer’s common stock. Effective immediately prior to the closing of the Issuer’s initial public offering of its common stock, each share of Series C Preferred Stock automatically converted at a ratio of one-for-2.1095 shares of the Issuer’s common stock.

As of the filing date of this Schedule 13D, the Reporting Persons were deemed to beneficially hold 3,995,000 shares of the Issuer’s common stock, which consisted of 3,045,000 shares of common stock received as result of the conversion of Series C preferred stock purchased in the Private Placement at a ratio of one-for-2.1095 shares of the Issuer’s common stock and 950,000 shares of common stock purchased on the open market for an aggregate purchase price of $17,100,000. The Shares acquired in the Private Placement and on the open market were purchased with working capital of the Funds.

The November 2019 Series C preferred stock purchase agreement, by and among the Issuer and the investor identified on the signature pages thereto, is filed as Exhibit 1 hereto and incorporated herein by reference.

Item 4.	Purpose of Transaction

Item 3 of this Schedule 13D is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a) – (b)

Items 7 through 11 and 13 of the cover pages of this Schedule 13D and the footnote thereto are incorporated herein by reference. (c)

Except as described herein, neither Reporting Person has acquired or disposed of any shares of Common Stock during the past 60 days.

(d) – (e)

Not applicable.

SCHEDULE 13D

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

November 2019 Series C preferred stock purchase agreement, by and among the Issuer and the investor identified on the signature pages thereto, is filed as Exhibit 1 hereto and incorporated herein by reference.

Participation Rights Letter Agreement, dated November 8, 2019, by and among RTW Master Fund, Ltd., RTW Innovation Master Fund, Ltd. and RTW Venture Fund Limited

Item 7.	Materials to Be Filed as Exhibits

Exhibit	Description

1.	November 2019 Series C preferred stock purchase agreement, by and among the Issuer and the investor identified on the signature pages thereto. †

2.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended.

3.	Participation Rights Letter Agreement, dated November 8, 2019, by and among RTW Master Fund, Ltd., RTW Innovation Master Fund, Ltd. and RTW Venture Fund Limited. ††

†	Incorporated by reference from Exhibit 4.2 with that certain Amendment No. 2 to Form S-1 Registration Statement filed with the U.S. Securities and Exchange Commission on June 11, 2020 by Avidity Biosciences, Inc.

††	Incorporated by reference from Exhibit 4.3 with that certain Amendment No. 2 to Form S-1 Registration Statement filed with the U.S. Securities and Exchange Commission on June 11, 2020 by Avidity Biosciences, Inc.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2020

RTW INVESTMENTS, LP

By:	/s/ Roderick Wong
Roderick Wong, M.D., Managing Partner

RTW MASTER FUND, LTD.

By:	/s/ Roderick Wong
Roderick Wong, M.D., Director

RODERICK WONG

By:	/s/ Roderick Wong
Roderick Wong, M.D., Individually

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).